FAMILY MEAL GROUP LLC
FINANCIAL STATEMENTS
AND INDEPENDENT ACCOUNTANT'S
REVIEW REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2018

FAMILY MEAL GROUP LLC

TABLE OF CONTENTS



XQ CPA

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11211 Katy Freeway Ste 690, Houston, TX 77079.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Jason Andaya, owner of FAMILY MEAL GROUP LLC
Houston, Texas

I have reviewed the accompanying financial statements of FAMILY MEAL GROUP LLC (a single-member LLC), which comprise the balance sheet as of December 31, 2018, and the related statements of income, owner's equity, cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the owner's financial data and making inquiries of the owner. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Owner's Responsibility for the Financial Statements

The owner is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

XQ CPA PLLC

XQ CPA PLLC
Houston, TX
July 2, 2019

FAMILY MEAL GROUP LLC
BALANCE SHEET
DECEMBER 31, 2018

ASSETS	2018
Current Assets	
Cash and cash equivalents	$ 120,438
Prepaid expense	5,100
Total current assets	125,538
Other Assets	
Security deposit	5,100
Total other assets	5,100
TOTAL ASSETS	130,638

LIABILITIES AND OWNER'S EQUITY

Owner's equity	130,638
TOTAL LIABILITIES AND OWNER'S EQUITY	$ 130,638

See accompanying notes to financial statements.

FAMILY MEAL GROUP LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018

	2018
Revenue	
Sales	$ -
Total revenue	-
Expense	
Auto	18
Bank charges	4
Meals	57
Postage and delivery	24
Professional fees	3,274
Supplies	49
Total expense	3,426
Net loss	$ (3,426)

FAMILY MEAL GROUP LLC
STATEMENT OF CHANGES IN OWNER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	2018
Owner's equity, January 1, 2018	$ -
Owner's contribution	134,064
Net loss	(3,426)
Owner's equity, December 31, 2018	**$ 130,638**

FAMILY MEAL GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities	
Net loss	$ (3,426)
Adjustments to reconcile net loss to net cash used by operating activities:	
Prepaid expense	(5,100)
Security deposit	(5,100)
Net cash used by operating activities	(13,626)
Cash flows from financing activities	
Owner's contribution	134,064
Net cash provided by financing activities	134,064
Net increase in cash	120,438
Cash at the beginning of the year	-
Cash at the end of the year	**$ 120,438**

See accompanying notes to financial statements.

FAMILY MEAL GROUP LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

This summary of significant accounting policies of FAMILY MEAL GROUP LLC (a single-member LLC) is presented to aid in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

1. BACKGROUND

FAMILY MEAL GROUP LLC (FMG) is a single-member LLC founded and incorporated in Texas on April 9, 2018 by Founder Jason Andaya.

The Company's mission is to create one of the top Sushi restaurants in the world by providing consistently fresh, innovative, health foods using only the finest ingredients. The Company strives to provide exceptional, professional and friendly service in order to exceed customers' dining expectations.

2. BASIS OF ACCOUNTING

FMG's policy is to prepare its financial statements on the accrual basis of accounting. Consequently, revenues are recognized when earned and expenses and purchases of assets are recognized when the obligation is incurred.

3. INCOME TAXES

The single-member LLC itself is *not a taxpaying entity* for purposes of federal and state income taxes. Federal and state income taxes of the single-member LLC are computed on the owner's total income from all sources. Accordingly, no provision for income taxes is made in these statements. FMG's owner is responsible to make estimated tax payments from his personal funds.

4. ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

5. GOING CONCERN

The accompanying financial statements have been prepared based on the assumption that FMG will continue as a going concern. As of December 31, 2018, cash and cash equivalents was $120,438 at balance sheet date, which was funded by the Founder's personal funds. At the time of this report, there is no reason for FMG to believe that there is any significant uncertainty that the Company was unable to continue as a going concern because in 2019, FMG is no longer a single-member LLC. Two other partners/investors are joining FMG and will be contributing substantial funds to the startup.

Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if the Company was unable to continue as a going concern.

6. COMMITMENTS AND CONTINGENCIES

Operating Lease

On November 27, 2018, FMG entered into a lease agreement under a seven-year term at a base rent rate of $4,300 per month. Payment of rent shall commence on the date that is the earlier of (i) 180 days after Lessor delivers the premise to FMG, or (ii) the date that FMG opens for business.

As of July 2 2019, the rent commencement date has yet to be determined.

7. SUBSEQUENT REVIEW

Management has evaluated subsequent events through July 2, 2019, which is the date the financial statements were available to be issued. No subsequent events have occurred through that date that would have a material impact on the financial statements.